Exhibit 99.2

Board of Directors' Report on the State of the Company’s Affairs for the Period ended March 31, 2016

Bezeq - The Israel Telecommunication Corp. Ltd.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended

March 31, 2016

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors' Report on the State of the Company’s Affairs for the Period ended March 31, 2016

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the three months ended March 31, 2016 (“Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors' report of December 31, 2015 is also available to the reader.

On March 23, 2015, the Company assumed control of DBS Satellite Services (1998) Ltd. ("DBS") and has consolidated DBS from that date ("DBS's Consolidation").

On June 24, 2015, the Company completed the acquisition of all rights to DBS' shares.

For more information, see Note 4.2 to the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an "Others" segment, which comprises mainly online content and commerce services (through "Walla") and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

	1-3.2016	1-3.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%
Profit	288	463	(175)	(37.8)
EBITDA (operating profit before depreciation and amortization)	1,023	953	70	7.3

Revenues, expenses and cash flows for the reported Quarter include the results of the Multi-Channel Television segment as detailed below (in the same quarter last year, this segment's results were included under the 'Share in the earnings of investees accounted for under the equity method' item).

Profit for the present Quarter, as compared to the same quarter last year, was mainly influenced by lower operating profits in the Cellular Communications segment and International Communications, Internet and NEP Services segment, and higher taxes due to the lower corporate income tax rate applied to deferred tax assets, DBS's consolidation at the end of the first quarter of 2015, and higher net finance expenses as detailed below.

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Board of Directors' Report on the state of the corporation's affairs for the periods ended March 31, 2016

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	Mar. 31, 2016	Mar. 31, 2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	1,777	3,709	(1,932)	(52.1)	The decrease was mainly due to a reduction in current investments in the Domestic Fixed-Line Communications segment, including for dividend payments and DBS's acquisition.
Current trade and other receivables	2,341	2,576	(235)	(9.1)	The decrease was due to a reduction in trade receivables in the Cellular Communications segment, mainly due to lower revenues from services and a decrease in trade receivables in the other Group segments.
Inventory	123	87	36	41.4
Non-current trade and other receivables	662	541	121	22.4	The increase was attributable to an increase in receivables balances from real estate sales in Domestic Fixed-Line Communications operations.
Property, plant and equipment	6,902	6,956	(54)	(0.8)
Intangible assets	3,260	3,450	(190)	(5.5)	The decrease was mainly due to write-downs of excess acquisition costs attributed to intangible assets upon assuming control of DBS.
Deferred tax assets	1,105	1,170	(65)	(5.6)	Tax assets were reduced mainly a result of the corporate income tax rate going down from 26.5% to 25% on January 1, 2016.
Other non-current assets	863	848	15	1.8
Total assets	17,033	19,337	(2,304)	(11.9)

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Board of Directors' Report on the state of the corporation's affairs for the periods ended March 31, 2016

1.1.	Financial Position (Contd.)

	Mar. 31, 2016	Mar. 31, 2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	10,605	11,912	(1,307)	(11.0)	The decrease was mainly due to repayment of loans in the Domestic Fixed-Line Communications segment, and net repayment of debentures in the Multi-Channel Television segment.
Trade and other payables	1,843	2,027	(184)	(9.1)	The decrease was reported across all Group segments.
Liability towards Eurocom D.B.S. Ltd.	206	898	(692)	(77.1)	A payment was made to Eurocom D.B.S Ltd. for the purchase of DBS's loans and shares.
Other liabilities	1,686	1,576	110	7.0	The increase was mainly due to employee benefit liabilities in the Domestic Fixed-Line Communications segment.
Total liabilities	14,340	16,413	(2,073)	(12.6)
Total equity	2,693	2,924	(231)	(7.9)	Equity comprises 15.8% of the balance sheet total, as compared to 15.1% of the balance sheet total on March 31, 2015.

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Board of Directors' Report on the state of the corporation's affairs for the periods ended March 31, 2016

1.2	Results of operations

1.2.1	Highlights

	1-3.2016	1-3.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	2,559	2,174	385	17.7	The increase was due to DBS's Consolidation to the amount of NIS 439 million, and was partially offset by decreased revenues in the Cellular Communications segment.
Depreciation and amortization expenses	449	317	132	41.6	The increase was mainly due to DBS's Consolidation, to the amount of NIS 76 million, and a write-down of excess acquisition costs incurred when assuming control.
Salary expenses	513	439	74	16.9	The increase was mainly due to DBS's Consolidation to the amount of NIS 61 million.
General and operating expenses	1,018	799	219	27.4	The increase was due to DBS's Consolidation to the amount of NIS 245 million, and was partially offset by decreased expenses in the Cellular Communications segment.
Other operating expenses (income), net	5	(17)	22	-	The change in net expenses was mainly due to expenses reported in the International Communications, Internet and NEP Services segment following the signature of a collective agreement in the present Quarter.
Operating profit	574	636	(62)	(9.7)
Finance expenses, net	102	37	65	175.7	The increase in net expenses was due to increased expenses in the Domestic Fixed-Line Communications segment; DBS's Consolidation, to the amount of NIS 19 million; and finance income from the shareholders' loan extended to DBS, to the amount of NIS 21 million, recognized in the last-year quarter but which were not included from April 1, 2015 following the consolidation.
Share in (losses) gains of investees	(1)	16	(17)	-	The last-year quarter includes the effect of DBS's results.
Income tax	183	152	31	20.4	Following the decrease in the corporate income tax rate, from 26.5% to 25%, applicable from January 1, 2016, the Group decreased its tax assets and liabilities for deferred taxes and recognized deferred tax expenses of NIS 64 million.
Profit for the period	288	463	(175)	(37.8)

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Board of Directors' Report on the state of the corporation's affairs for the periods ended March 31, 2016

1.2.2	Operating segments

A	Revenue and operating profit data, presented by the Group’s operating segments:

	1-3.2016		1-3.2015
	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	1,112	43.5	1,113	51.2
Cellular Communications	671	26.2	727	33.4
International Communications, Internet and NEP Services	395	15.4	393	18.1
Multi-Channel Television	439	17.2	440	20.2
Other and offsets*	(58)	(2.3)	(499)	(22.9)
Total	2,559	100	2,174	100

	1-3.2016		1-3.2015
	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	536	48.2	547	49.1
Cellular Communications	1	0.1	32	4.4
International Communications, Internet and NEP Services	37	9.4	61	15.5
Multi-Channel Television	57	13.0	59	13.4
Other and offsets*	(57)	-	(63)	-
Consolidated operating profit/ % of Group revenues	574	22.4	636	29.3

(*)    Offsets in the last-year quarter are mainly for the Multi-Channel Television segment, whose results were included as an associate company.

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Board of Directors' Report on the state of the corporation's affairs for the periods ended March 31, 2016

1.2.2.	Operating segments

B	Domestic Fixed-Line Communications Segment

	1-3.2016	1-3.2015		Increase (decrease)
	NIS millions	NIS millions		NIS millions	%	Explanation
Fixed-line telephony	384	403		(19)	(4.7)	The decrease was due to lower average revenues per phone line and a decrease in the number of lines.
Internet – infrastructure	394	383		11	2.9
Transmission, data communications and others	334	327		7	2.1	The increase was mainly due to growth in the number of internet subscribers (including wholesale service subscribers) and in ARPU (retail).
Total revenue	1,112	1,113		(1)	(0.1)
Depreciation and amortization	183	176		7	4.0
Labor costs	230	227		3	1.3
General and operating expenses	172	180		(8)	(4.4)	The decrease was mainly due to a reduction in call completion fees to telecom operators, and advertising costs.
Other operating income, net	9	17		(8)	(47.1)	The last-year quarter included gains from assuming control of DBS.
Operating profit	536	547		(11)	(2.0)
Finance expenses, net	101	75	*	26	34.7	The increase in expenses was mainly due to recognition of finance expenses on the fair value of future long-term bank credit.
Income tax	107	126		(19)	(15.1)	The tax rate on profit after finance expenses, net was 24.6%, as compared to 26.7% in the same quarter last year. The decrease was mainly due the corporate income tax rate going down from 26.5% to 25% on January 1, 2016.
Segment profit	328	346	*	(18)	(5.2)

*	Re-stated, see Note 12.1 to the financial statements.

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Board of Directors' Report on the state of the corporation's affairs for the periods ended March 31, 2016

1.2.2	Operating segments

C	Cellular Communications segment

	1-3.2016	1-3.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Services	455	499	(44)	(8.8)	The decrease was due to market competition driving down rates and migration of existing customers to cheaper plans offering greater data bandwidth at current market prices, both of which served to lower ARPU. Revenues from repair services were also down.
Terminal equipment sales	216	228	(12)	(5.3)	The decrease was mainly due to a change in the sales mix.
Total revenue	671	727	(56)	(7.7)
Depreciation and amortization	104	104	-	-
Labor costs	96	96	-	-
General and operating expenses	470	495	(25)	(5.1)	The decrease was mainly due to a reduction in the cost of handset sales following a change in the sales mix and a reduction in call completion fees and leasing costs. This decrease in expenses was partially offset, mainly by an increase in frequency leasing fees following the acquisition of 4G LTE frequencies.
Operating profit	1	32	(31)	(96.9)
Finance income, net	12	14	(2)	(14.3)
Income tax	-	10	(10)	(100)	The decrease was attributable to the reduction in income before taxes.
Segment profit	13	36	(23)	(63.9)

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Board of Directors' Report on the state of the corporation's affairs for the periods ended March 31, 2016

1.2.2	Operating segments

D	International Communications, Internet and NEP Services

	1-3.2016	1-3.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenue	395	393	2	0.5	This increase was attributable to revenues from enterprise communication solutions (ICT), and higher internet service revenues due to growth in the number of subscribers. The increase was offset by lower revenues from outgoing calls, following a decrease in minutes caused by ongoing competition with cellular providers and increased use of substitute software products.
Depreciation and amortization	33	32	1	3.1
Labor costs	83	77	6	7.8	The increase was mainly due to salary updates after signing the collective agreement in the present Quarter.
General and operating expenses	228	223	5	2.2	The increase was due to higher internet service expenses, offset by lower expenses for outgoing calls, corresponding with the above revenues, and by an increase in advertising expenses.
Other expenses	14	-	14	-	Other expenses comprise a one-time sign-on bonus and salary updates for prior periods following the collective agreement's signature in the present Quarter.
Operating profit	37	61	(24)	(39.3)
Finance expenses, net	2	1	1	100
Tax expenses	9	16	(7)	(43.8)
Segment profit	26	44	(18)	(40.9)

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Board of Directors' Report on the state of the corporation's affairs for the periods ended March 31, 2016

1.2.2	Operating segments

E	Multi-Channel Television

	1-3.2016	1-3.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenue	439	440	(1)	(0.2)
Depreciation and amortization	76	76	-	-
Labor costs	61	69	(8)	(11.6)
General and operating expenses	245	236	9	3.8	The increase was mainly due to increased advertising and sales promotion expenses, and content costs.
Operating profit	57	59	(2)	(3.4)
Finance expenses (income), net	19	(1)	20	-	The increase in net expenses was mainly due to a change in the fair value of financial assets and a decrease in income from linkage differences on debentures, which were partially offset by a decrease in interest and factoring expenses.
Finance expenses for shareholder loans, net	108	63	45	71.4	The increase in net expenses was mainly due to a reduction in income from linkage differences due to a more moderate decrease in the CPI in the present Quarter as compared to the same quarter last year, and due to an increase in interest expenses.
Income tax	1	-	1	-
Segment loss	(71)	(3)	(68)	-

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Board of Directors' Report on the state of the corporation's affairs for the periods ended March 31, 2016

1.3	Cash flow

	1-3.2016	1-3.2015	Change
	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	922	961	(39)	(4.1)	The decrease in net cash from operating activities was mainly attributable to the Cellular Communications segment, mainly due to a more moderate decrease in trade receivables balances as compared to the decrease posted in the same quarter last year. The decrease was mostly offset by DBS's Consolidation to the amount of NIS 158 million.
Net cash used in investing activities	(123)	(378)	255	(67.5)	The decrease in net cash used in investing activities was mainly due to the sale of held-for-trade financial assets in the Domestic Fixed-Line Communications segment in the present Quarter as compared to net purchases in the same quarter last year. This decrease was partially offset by NIS 299 million in cash added in the last-year quarter after assuming control of DBS.
Net cash used in financing activities	(133)	(75)	(58)	77.3	The increase in net cash used in financing activities was mainly due to NIS 58 million paid to Eurocom D.B.S. for the acquisition of DBS's shares and loans (see Note 4.2.2).
Increase in cash	666	508	158	31.1

Average volume in the reported Quarter:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 10,659 million.

Supplier credit: NIS 939 million.

Short-term credit to customers: NIS 2,050 million. Long-term credit to customers: NIS 503 million.

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Board of Directors' Report on the state of the corporation's affairs for the periods ended March 31, 2016

1.3.	Cash Flows (contd.)

As of March 31, 2016, the Group had a working capital deficit of NIS 971 million, as compared to a working capital surplus of NIS 567 million on March 31, 2015.

According to its separate financial statements, the Company had a working capital deficit of NIS 1,577 million as of March 31, 2016, as compared to a working capital deficit of NIS 37 million on March 31, 2015.

The change in the Group's working capital was mainly attributable to the Domestic Fixed-Line Communications segment, due to a decrease in current investments which was partially offset by a decrease in liabilities to Eurocom D.B.S. Ltd.

The Company's Board of Directors has reviewed, among other things, the Company's cash requirements and resources, both at present and in the foreseeable future, has reviewed the Company's and the Group's investment needs, the Company's and the Group's available credit sources, and has conducted sensitivity analysis to unexpected deterioration in the Company and the Group's business. In this context, the Company's Board of Directors has determined that the aforesaid working capital deficit does not indicate any liquidity problem in the Company and the Group and that there is no reasonable concern that the Company and the Group will fail to meet their existing and foreseeable obligations on time (even in the event of unexpected deterioration in the Company's and the Group's business). The Company and the Group can meet their existing and foreseeable cash requirements, both through available cash balances, through cash from operating activities, through dividends from subsidiaries, through guaranteed credit facilities for 2016 and 2017 under pre-determined commercial terms, and by raising debt from bank and non-bank sources.

The above information includes forward-looking information, based on the Company’s assessments concerning its liquidity. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

2.	Corporate Governance

Disclosure concerning the financial statements’ approval process

2.1	Committee

The Company’s Financial Statements Review Committee is a separate committee which does not serve as the Audit Committee. The Committee comprises 4 members, as follows: Yitzhak Idelman, chairman (external director); Mordechai Keret (external director); Tali Simone (external director); and Dr. Yehoshua Rosenzweig (independent director). All Committee members have accounting and financial expertise. All Committee members have submitted a statement prior to their appointment. For more information concerning the directors serving on the Committee, see Chapter D of the Company's Periodic Report for 2015.

2.2	Financial statements approval process

A.	The Financial Statements Review Committee discussed and finalized its recommendations to the Company's Board of Directors in its meetings of May 17, 2016, and May 22, 2016.

The Committee’s meeting of May 17, 2016, was attended by all Committee members and by the Deputy CEO and CFO, Mr. Dudu Mizrahi; Company Comptroller, Mr. Danny Oz; the Internal Auditor, Mr. Lior Segal; Company Secretary, Mrs. Linor Yochelman; the Legal Counsel, Mr. Amir Nachlieli; Mr. Rami Nomkin - director; the external auditors; and other Company and Group officers.

In addition to the above persons, the Committee's meeting of May 22, 2016, was attended by Chairman of the Board, Mr. Shaul Elovitch, and other Company and Group officers.

B.	The Committee reviewed, inter alia, the assessments and estimates made in connection with the financial statements; internal controls over financial reporting; full and proper disclosure in the financial statements; and the accounting policies adopted on material matters.

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Board of Directors' Report on the state of the corporation's affairs for the periods ended March 31, 2016

C.	The Committee submitted its recommendations to the Company’s Board of Directors in writing on May 22, 2016.

The Board of Directors discussed the Financial Statements Review Committee's recommendations and the financial statements on May 25, 2016.

D.	The Company’s Board of Directors believes that the Financial Statements Review Committee’s recommendations were submitted a reasonable time (three days) prior to the Board meeting, taking into account the scope and complexity of these recommendations.

E.	The Company’s Board of Directors adopted the Financial Statements Review Committee’s recommendations and resolved to approve the Company’s financial statements for the first quarter of 2016.

3.	Disclosure Concerning the Company’s Financial Reporting

Due to legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

4.	Details of Debt Certificate Series

4.1	On April 21, 2016, the Company completed the issue of 714,050,000 debentures of NIS 1 par value each, effected as an expansion of Series 9 pursuant to a shelf offering report. Total proceeds (gross) were NIS 769 million. The terms of the debentures issued as aforesaid are identical to the terms of the Debentures (Series 9) already in circulation.

4.2	Debentures (Series 5-10) are rated Aa2 Stable by Midroog Ltd. (“Midroog”) and ilAA/Stable by Standard & Poor’s Maalot Ltd. (“Maalot”). For current and historical ratings data for the debentures, see the Company's immediate report of April 18, 2016 (ref. no. 2016-01-050395) and its immediate report of September 10, 2015 (ref. no. 2015-01-118998) (Midroog), and its immediate reports of April 25, 2016 (ref. no. 2016-01-055276) and April 17, 2016 (ref. no. 2016-01-050347) (Maalot).

The rating reports are included in this Board of Directors’ Report by way of reference.

5.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of March 31, 2016, see the Company's reporting form on the MAGNA system, dated May 26, 2016.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shaul Elovitch Chairman of the Board	Stella Handler CEO

Signed: Wednesday, May 25, 2016

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